                               THE WAIT IS OVER.



                                    [PHOTO]



                        RYAN'S FAMILY STEAK HOUSES, INC.
                               2000 ANNUAL REPORT

                                    [PHOTO]


 Company Profile For 22 years, America has looked to Ryan's Family Steak Houses,
              Inc. to provide delicious food at reasonable prices.
 Ryan's "Steaks, Buffet and Bakery" concept has shown the industry that quality is its own reward. The proof is in the numbers: as of March 7, 2001, the Ryan's family included 303 company-owned and 23 franchised restaurants, operating in 22 states. Company-owned restaurants showed sales of $705 million in 2000, compared with $665 million in 1999. Add in franchised restaurants and system-wide sales jump to $745 million in 2000, up from $704 million in 1999. Ryan's common stock trades on the Nasdaq Stock
        Market(R) under the symbol RYAN. Each of the roughly 19,000 team members employed by Ryan's contributed to the success and achievements the company has enjoyed over the last year.

                        RYAN'S FAMILY STEAK HOUSES, INC.


                          A Letter to Our Shareholders


                                     [GRAPH]

                                RESTAURANT SALES
                             IN MILLIONS OF DOLLARS


                                     [GRAPH]

                                  NET EARNINGS
                             IN MILLIONS OF DOLLARS

                               DISPLAYING OUR BEST
                              AT EVERY OPPORTUNITY

         From the very start of the new millennium, Ryan's demonstrated once again that innovative thinking and new product development are very rewarding -- for our shareholders, our customers and our team members. Anticipation became reality in 2000 as we developed and implemented exciting new ideas and strengthened existing successful programs. Our new Display Cooking stores proved to be well worth the wait as they have exceeded expectations in both sales and customer response. Our Operating Partner Program continued to build higher sales and instill a greater sense of dedication in experienced managers. We opened 13 new restaurants, and our share repurchase program enjoyed continued success, with the promise of even greater value for our shareholders in the future.

         Sales for the year increased to $704.6 million, up from $664.7 million in 1999. Net earnings were $42.0 million, compared with $41.6 million in 1999. Going into 2000, we were backed by a four-year trend of increases in earnings per share of 15% or more -- now a five-year trend thanks to earnings per share that reached $1.27, up from $1.10 in 1999. The fourth quarter of 2000 was affected by a series of severe winter storms, with the resulting loss of sales adversely impacting labor and benefit costs. In accordance with our standard accounting policies, a 53rd week was included in the Company's fiscal year 2000 and added an estimated $.05 to earnings per share in the fourth quarter. Overall, we are pleased that both our sales and earnings increased, even under difficult circumstances.

         While these numbers are impressive, we will not stop to rest on our laurels. We are dedicated to building upon this foundation of success and moving ahead full-force with a mix of innovative new programs and tried-and-true methods aimed at placing Ryan's at the forefront of our industry.

                               DISPLAYING QUALITY,
                                ACHIEVING RESULTS

         Perhaps the most exciting of our programs is our Display Cooking concept. Eleven new Ryan's restaurants have opened as Display Cooking stores since May 2000. Five existing units have been converted to accommodate this unique dining concept, and more renovations are in the works for the coming year. In total, 15 additional Display Cooking restaurants are slated to open by April 2001. The success of this new concept is indisputable, with each store opening to record-breaking sales and retaining very strong figures to date.

         Display Cooking stores provide an incredible value to the customer. At an increase of just $1 over Ryan's standard Mega Bar(R) dinner pricing, guests can choose from all-you-can-eat grilled-to-order steaks and a variety of carved meats, as well as Ryan's traditional buffet and bakery offerings. With Display Cooking's open grill and an "Express Entry" designed for maximum efficiency, our customers no longer have to wait to place their food orders, restaurant operations are streamlined and productivity is higher than ever before. For restaurants not yet designed as Display Cooking units, our all-you-can-eat Steak Night promotion continues to positively impact sales.

                            DISPLAYING OUR COMMITMENT
                                 TO TEAM MEMBERS

         In 2000, Ryan's aggressively continued to seek the best management teams in the industry and to develop innovative new ways to keep them on board. With an outstanding benefits package already in place, we formulated an addition to our plan to attract and retain the most talented, experienced management professionals. By developing a new work week with 25 stores currently closed on Monday, a day which traditionally yields a smaller margin of profit than any other day of the week, we have created a more team-member-friendly working environment. We believe that this day off can effectively decrease team member turnover by resolving important quality-of-life issues.

                        RYAN'S FAMILY STEAK HOUSES, INC.


                                    [GRAPH]

                               EARNINGS PER SHARE
                                 DILUTED/IN CENTS


                                    [GRAPH]
                                   RESTAURANTS
                               OPEN AT YEAR-END


                            DISPLAYING SALES GROWTH

         In 2000, 13 new Ryan's restaurants were opened, bringing our total to 301 Company-owned and operated restaurants and 23 franchised stores. New restaurants opened in 2000 averaged over $3.0 million per unit in annualized sales, the highest level ever. Also, our efforts to relocate some stores to more vital, profitable locations within the same markets have continued to pay off. An additional four restaurants were relocated in 2000 to areas that are thriving as shopping and dining centers. Relocations continue to produce approximately 30% higher sales per unit than their previous sites. With numbers like these, it only makes sense that we continue relocating restaurants, with an estimated four moving in 2001.

                              A DISPLAY OF ABILITY

         Individual managers continue to gain more control over the earnings potential of their stores -- a decision that has paid off at every level. Our Operating Partner Program continues to build strong results by giving managers more incentive to increase sales and decrease operating costs. Nominated for acceptance only after obtaining significant experience and successful results, managers who become Operating Partners invest $10,000 in Ryan's stock and agree to remain at their store for a period of five years. With the first group of Operating Partners approaching the five-year mark, we have seen an excellent rise in achievement among the participants. An added bonus of the program has been its ability to generate excitement and enthusiasm among managers at every level by offering a goal obtainable through hard work and results.

         Our advertising efforts have shifted toward our store managers as well. By allocating a local marketing budget for each store, we actively involve individual managers in seeking the best ways to promote their stores within their communities. From sponsoring sports teams to offering coupons to schools and local businesses, Ryan's restaurants have found new ways to create and maintain community awareness above and beyond more traditional forms of advertising. Again, these innovative initiatives help build each store's commitment to success as dedicated members of the communities we serve.

                              DISPLAY OF CONFIDENCE
                              IN THE YEARS TO COME

         Ryan's Share Repurchase Program continues to be very successful. In 2000 alone, we repurchased approximately $43.8 million of stock, compared with the purchase of $41.3 million in 1999. Our average cost for year 2000 purchases was $9.16 per share. Of the 30 million shares currently authorized for repurchase, 23.7 million shares have been retired during the past five years. Looking ahead we have every confidence that, over time, this program will lead to added shareholder value.

         In closing, let me say that, after 21 years with Ryan's, I am more excited about the future of our company and the strength of our concept than ever before. With so many new and promising innovations being implemented and the continued hard work of our team members, we are poised to set higher standards within our industry while enjoying unparalleled success in the years to come.

         Thank you for your continued support.

Sincerely,



                  /s/ Charles D. Way


                    Charles D. Way
   Chairman, President and Chief Executive Officer
                    March 7, 2001

                        RYAN'S FAMILY STEAK HOUSES, INC.


                            OUR TASTES ARE EXPANDING


                                     [MAP]



ALABAMA - 19
ARKANSAS - 10
FLORIDA - 25
 (2 Company-Owned;
 23 Franchised)
GEORGIA - 38
ILLINOIS - 8
INDIANA - 15
IOWA - 4
KANSAS - 3
KENTUCKY - 12
LOUISIANA - 21
MICHIGAN - 9
MISSISSIPPI - 11
MISSOURI - 16
NORTH CAROLINA - 21
OHIO - 16
OKLAHOMA - 4
PENNSYLVANIA - 2
SOUTH CAROLINA - 30
TENNESSEE - 24
TEXAS - 25
VIRGINIA - 9
WEST VIRGINIA - 2

TOTAL - 324

301 COMPANY-OWNED
23 FRANCHISED

                                                           as of January 3, 2001

                        RYAN'S FAMILY STEAK HOUSES, INC.


          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS


Shown for the years indicated are (i) items in the consolidated statements of earnings as a percentage of restaurant sales, (ii) the number of restaurants open at the end of each year, and (iii) the percentage change between years.

                                                    PERCENTAGE OF RESTAURANT SALES                    PERCENTAGE CHANGE
                                               ----------------------------------------------------------------------------
                                                2000              1999             1998           2000/1999       1999/1998
---------------------------------------------------------------------------------------------------------------------------
Restaurant sales                               100.0%            100.0            100.0              6.0%            4.3
---------------------------------------------------------------------------------------------------------------------------
Operating expenses

Food and beverage                               37.4              38.2             39.1              3.8             2.1
Payroll and benefits                            30.1              29.6             29.3              7.8             5.5
Depreciation                                     3.9               4.0              4.0              4.6             4.5
Other operating expenses                        12.8              12.5             12.5              8.7             3.7
---------------------------------------------------------------------------------------------------------------------------
Total operating expenses                        84.2              84.3             84.9              6.0             3.6
---------------------------------------------------------------------------------------------------------------------------
General and administrative expenses              4.9               5.0              4.6              5.0            11.9
Interest expense                                 2.0               1.2              1.1             74.1            17.4
Revenues from franchised restaurants            (0.2)             (0.2)            (0.2)             0.3             2.1
Other income, net                               (0.2)             (0.3)            (0.3)            29.3            (3.7)
---------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                     9.3              10.0              9.9             (0.8)            5.4
Income taxes                                     3.3               3.7              3.6             (3.6)            9.1
---------------------------------------------------------------------------------------------------------------------------
Net earnings                                     6.0%              6.3              6.3              0.9%            3.2
===========================================================================================================================

                                                    RESTAURANTS OPEN AT END OF YEAR                   PERCENTAGE CHANGE
---------------------------------------------------------------------------------------------------------------------------
Company-owned                                    301               289              280              4.2%            3.2
Franchised                                        23                23               26               --           (11.5)
---------------------------------------------------------------------------------------------------------------------------
Total                                            324               312              306              3.8%            2.0
===========================================================================================================================

                        RYAN'S FAMILY STEAK HOUSES, INC.

                              RESULTS OF OPERATIONS

                              2000 COMPARED TO 1999

Total restaurant sales increased by $39.9 million, or 6.0%, to $704.6 million in 2000 from $664.7 million in 1999. Incremental sales from restaurants opened in 2000 and 1999 amounted to approximately $32.1 million, or 80% of the sales increase. Also, in accordance with the Company's accounting policies, the 2000 reporting period consisted of 53 weeks compared to a 52-week period in 1999. Sales during the additional week in 2000 amounted to approximately $12.4 million. These sales gains were partially offset by a 0.2% decrease in same-store sales. In computing same-store sales, the Company averages weekly sales for those units operating for at least 18 months.

During 2000, the Company opened 13 new and relocated four Ryan's restaurants. Management defines a relocation as a restaurant opened within 12 months after the closing of another restaurant in the same marketing area. A relocation generally results in an opening and a closing in the same year. However, one restaurant that was closed during 2000 for relocation has reopened in early 2001. Accordingly, at the end of 2000 and 1999, the Company owned and operated 301 and 289 restaurants, respectively.


                                    [PHOTO]

                                    [PHOTO]


Total operating expenses increased 6.0% to $593.6 million in 2000 from $560.2 million in 1999. Such costs, as a percentage of sales, were 84.2% for 2000 and 84.3% for 1999. Thus, the Company's operating margins at the restaurant level were 15.8% and 15.7% of sales in 2000 and 1999, respectively.

Food and beverage costs decreased to 37.4% of sales in 2000 from 38.2% in 1999 resulting principally from menu price increases and lower seafood, poultry, vegetable and soybean oil prices, partially offset by higher beef and pork costs. Payroll and benefits increased to 30.1% of sales in 2000 from 29.6% of sales in 1999 due principally to general wage pressures affecting both hourly and store management wages. All other operating costs, including depreciation, increased to 16.7% of sales in 2000 compared to 16.5% of sales in 1999 due to higher natural gas, credit card processing and store closing costs.

General and administrative expenses amounted to 4.9% of sales in 2000 and 5.0% in 1999. Higher professional fees and legal costs were offset by lower performance-based bonuses and media advertising costs. Media advertising amounted to 0.2% of sales in 2000 and 0.3% in 1999.

Interest expense amounted to $13.9 million in 2000 (2.0% of sales) compared to $8.0 million in 1999 (1.2% of sales). The increase resulted from higher debt levels incurred during 2000 in connection with the Company's common stock repurchase program (see "Liquidity and Capital Resources"). Interest expense was also impacted by an increase in the Company's effective average interest rate to 8.2% in 2000 from 5.8% in 1999. In January 2000, the Company closed on two loan transactions that refinanced all existing debt and increased its credit availability (see "Liquidity and Capital Resources").

                                    [PHOTO]


The Company's effective average interest rate increased in 2000 due to the negotiated rates in the new loan packages as well as from an overall higher interest rate environment.

Based upon the above changes to revenues and expenses, earnings before income taxes decreased to $65.8 million in 2000 from $66.4 million in 1999.

The effective income tax rate for 2000 decreased to 36.2% compared to 37.3% in 1999 due to lower state income taxes.

Net earnings increased to $42.0 million in 2000 (6.0% of sales) from $41.6 million in 1999 (6.3% of sales). Diluted weighted-average shares decreased by 12.6% to 33,095,000 in 2000 compared to 37,874,000 in 1999 due to the Company's stock repurchase program (see "Liquidity and Capital Resources"). Accordingly, diluted earnings per share ("DEPS") increased 15% to $1.27 in 2000 from $1.10 in 1999.

As noted in the beginning of this section, the 2000 reporting period consists of 53 weeks. In order to facilitate comparisons with 1999, management estimates that the additional, or 53rd, week added approximately $3.3 million to store operating profits, $1.7 million to net earnings and five cents to DEPS.

                              1999 COMPARED TO 1998

Total restaurant sales increased by $27.7 million, or 4.3%, to $664.7 million in 1999 from $637.0 million in 1998. Approximately 90% of the sales increase resulted from the incremental sales from restaurants opened in 1999 and 1998.
A 1.3% increase in same-store sales also contributed to the higher sales levels. Management attributes the higher same-store sales to the implementation of carving bars during the first and second quarters of 1998, continuing impact from the Operating Partner program and other promotional activities. The carving bars offer at least three hand-carved meats, such as roast beef, ham and turkey, nightly and all day Sunday to those customers who purchase the buffet as either an entree or a side item.

During 1999, the Company opened 12 new and relocated six Ryan's restaurants. Three underperforming restaurants were also closed during the year. Accordingly, at the end of 1999 and 1998, the Company owned and operated 289 and 280 restaurants, respectively.

Total operating expenses increased 3.6% to $560.2 million in 1999 from $540.6 million in 1998. Such costs, as a percentage of sales, were 84.3% during 1999 and 84.9% during 1998. Thus, the Company's operating margins at the restaurant level were 15.7% of sales in 1999 and 15.1% in 1998.

The decrease in 1999's operating expenses as a percentage of sales resulted principally from lower food and beverage costs with a partial offsetting effect from higher payroll and benefits. Food and beverage costs decreased to 38.2% of sales in 1999 from 39.1% in 1998 due to menu price increases as well as from lower dairy, produce, pork and soybean oil prices. Payroll and benefits increased to 29.6% of sales in 1999 from 29.3% in 1998 due principally to higher hourly labor costs. All other operating costs, including depreciation, stayed level

                                    [PHOTO]


at 16.5% of sales in both 1999 and 1998. Other operating expenses in 1998 included the write-off of unamortized preopening costs, amounting to $790,000 (0.1% of sales), taken in accordance with the American Institute of Certified Public Accountants' Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities". In accordance with SOP 98-5, all 1999 pre-opening costs were charged to expense as incurred, and all prior years' amounts in the accompanying consolidated financial statements were similarly reclassified.

General and administrative expenses increased to 5.0% of sales ($33.2 million) in 1999 from 4.6% of sales ($29.7 million) in 1998, resulting principally from higher manager training charges, information technology compensation and travel costs. Media advertising amounted to 0.3% of sales during both 1999 and 1998.

Interest expense amounted to $8.0 million in 1999 (1.2% of sales) compared to $6.8 million in 1998 (1.1% of sales). The increase resulted from higher debt levels incurred during 1999 in connection with the Company's common stock repurchase program (see "Liquidity and Capital Resources"). Interest expense was also impacted by a decrease in the Company's effective average interest rate to 5.8% in 1999 from 6.0% in 1998.

Based upon the above changes to revenues and expenses, earnings before income taxes increased to $66.4 million in 1999 from $63.0 million in 1998.

The effective income tax rate for 1999 increased slightly to 37.3% compared to 36.0% in 1998 due to higher state income taxes.

Net earnings increased to $41.6 million in 1999 (6.3% of sales) from $40.3 million in 1998 (6.3% of sales). Diluted weighted-average shares decreased by 11.7% to 37,874,000 in 1999 compared to 42,881,000 in 1998 due to the Company's stock repurchase program (see "Liquidity and Capital Resources"). Accordingly, DEPS increased 17% to $1.10 in 1999 from 94 cents in 1998.

                         LIQUIDITY AND CAPITAL RESOURCES

The Company's restaurant sales are primarily derived from cash. Inventories are purchased on credit and are rapidly converted to cash. Therefore, the Company does not maintain significant receivables or inventories, and other working capital requirements for operations are not significant.

At January 3, 2001, the Company's working capital amounted to a $31.6 million deficit compared to a $30.9 million deficit at December 29, 1999. Total capital expenditures increased to $58.4 million in 2000 from $53.2 million in 1999 due principally to an increase in land acquisitions. The Company does not anticipate any adverse effect from the current working capital deficit due to significant cash flow provided by operations, which amounted to $79.4 million in 2000 and $74.8 million in 1999.

During 2001, the Company plans to build and open 14 to 16 new restaurants, including four relocations. Current plans call for all new restaurants to open with Ryan's Display Cooking

                                    [PHOTO]


format. This format was introduced in 2000 and involves a glass-enclosed grill and cooking area that extends into the dining room. A variety of meats are grilled daily and available to customers as part of the buffet price.
Customers go to the grill and can get hot, cooked-to-order steak, chicken or other meat placed directly from the grill onto their plate. Subject to the results from current test stores, management also intends to remodel approximately 30 restaurants with the Display Cooking format. Total 2001 capital expenditures are estimated at $63 million. The Company is currently concentrating its efforts on Company-owned Ryan's restaurants and is not actively pursuing any additional franchised locations, either domestically or internationally.

The Company began a stock repurchase program in March 1996 and is currently authorized to repurchase up to 30 million shares of the Company's common stock through December 2002. Repurchases may be made from time to time on the open market or in privately negotiated transactions in accordance with applicable securities regulations, depending on market conditions, share price and other factors. Through January 3, 2001, approximately 23.6 million shares, or 44% of total shares available at the beginning of the repurchase program, had been purchased at an aggregate cost of $221.9 million. From January 4, 2001 through March 1, 2001, another 114,600 shares were purchased at an aggregate cost of $1.0 million. Management intends to actively proceed with the repurchase program through 2002, subject to the continued availability of capital, the limitations imposed by the Company's current credit agreements, applicable securities regulations and the other factors described in

                                    [PHOTO]


"Forward-Looking Information". The Company is prohibited from repurchasing stock after 2002 per the provisions of the credit agreement related to a revolving credit facility (see next paragraph).

Management estimates that cash generated from operations will exceed the Company's 2001 capital expenditure requirements and plans to use this excess cash for stock repurchases. Additional debt may be incurred in order to meet the Company's share repurchase objectives. Based on current target debt levels, a maximum repurchase scenario would require approximately $40 million of additional borrowings during 2001. At January 3, 2001, the Company's outstanding debt consisted of $75 million of 9.02% senior notes and a $200 million revolving credit facility of which $117 million was borrowed at that date. After allowances for letters of credit and other items, there was approximately $74 million in funds available under the revolving credit facility. The Company's ability to draw on these funds may be limited by restrictions in the agreements governing both the senior notes and the revolving credit facility.

Management believes that its current capital structure is sufficient to meet its 2001 requirements. The Company has entered into interest rate hedging transactions in the past, and although no such agreements are currently outstanding, management intends to continue monitoring the interest rate environment and may enter into such transactions in the future if deemed advantageous.

                                    [PHOTO]


                               IMPACT OF INFLATION

The Company's operating costs that may be affected by inflation consist principally of food, payroll and utility costs. A significant number of the Company's restaurant team members are paid at the Federal minimum wage, and accordingly, legislated changes to the minimum wage affect the Company's payroll costs. Although no minimum wage increases have been signed into law, potential legislation proposing to increase the minimum wage by $1.00 to $6.15 per hour has recently been discussed in the U.S. Congress. The Company is typically able to increase menu prices to cover most of the payroll rate increases.

The Company considers its current price structure to be very competitive. This factor, among others, is considered by the Company when passing cost increases on to its customers. Sales prices were increased approximately 4.2% in 2000 and 2.4% in 1999.

                          NEW ACCOUNTING PRONOUNCEMENT

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement standardizes the accounting for derivative instruments, including derivative instruments embedded in other contracts. Under SFAS No. 133, entities are required to carry all derivative instruments as either assets or liabilities on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains and losses) of a derivative instrument depends on its intended use. The provisions of SFAS No. 133 are effective at the beginning of 2001. The Company was not a party to any interest rate swap or other derivative instrument agreements at January 3, 2001. Accordingly, this statement does not currently impact the Company's financial condition or results of operation. Any future impact will depend upon the amount and terms of any derivative instrument agreement entered into by the Company. The Company does not enter into derivative instrument agreements for trading or speculative purposes.

                           FORWARD-LOOKING INFORMATION

In accordance with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the Company cautions that the statements in this annual report and elsewhere that are forward-looking involve risks and uncertainties that may impact the Company's actual results of operations. All statements other than statements of historical fact that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as deadlines for completing projects, expected financial results and other such matters, are forward-looking statements. The words "estimates", "plans", "anticipates", "expects", "intends", "believes" and similar expressions are intended to identify forward-looking statements. All forward-looking information reflects the Company's best judgment based on current information.

                                    [PHOTO]


However, there can be no assurance that other factors will not affect the accuracy of such information. While it is not possible to identify all factors, the following could cause actual results to differ materially from expectations: general economic conditions; competition; developments affecting the public's perception of buffet-style restaurants; real estate availability; food and labor supply costs; food and labor availability; weather fluctuations; interest rate fluctuations; stock market conditions; and other risks and factors described from time to time in the Company's reports filed with the Securities and Exchange Commission, including the Company's annual report on Form 10-K for the fiscal year ended January 3, 2001. The ability of the Company to open new restaurants depends upon a number of factors, including its ability to find suitable locations and negotiate acceptable land acquisition and construction contracts, its ability to attract and retain sufficient numbers of restaurant managers and team members, and the availability of reasonably priced capital. The extent of the Company's stock repurchase program during 2001 and future years depends upon the financial performance of the Company's restaurants, the investment required to open new restaurants, share price, the availability of reasonably priced capital, the financial covenants contained in the agreements governing both the senior notes and the revolving credit facility, and the maximum debt and share repurchase levels authorized by the Company's Board of Directors.

                        RYAN'S FAMILY STEAK HOUSES, INC.


                          FIVE-YEAR FINANCIAL SUMMARY


                                                    -----------------------------------------------------------------------------
(In thousands, except earnings per share)             2000(a)           1999             1998            1997              1996
---------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF EARNINGS DATA

Restaurant sales                                    $ 704,624          664,681          637,003          599,169          565,465
---------------------------------------------------------------------------------------------------------------------------------
Operating expenses

Food and beverage                                     263,799          254,052          248,903          237,066          225,888
Payroll and benefits                                  212,108          196,847          186,565          171,390          160,529
Depreciation                                           27,668           26,456           25,317           23,821           21,900
Asset valuation charge                                     --               --               --               --           13,300
Other operating expenses                               90,051           82,823           79,838           75,384           73,357
---------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                              593,626          560,178          540,623          507,661          494,974
---------------------------------------------------------------------------------------------------------------------------------
General and administrative expenses                    34,855           33,191           29,670           27,301           24,763
Interest expense                                       13,905            7,986            6,802            5,867            3,354
Revenues from franchised restaurants                   (1,171)          (1,167)          (1,143)          (1,273)          (1,483)
Other income, net                                      (2,413)          (1,866)          (1,938)          (1,489)          (1,381)
---------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                           65,822           66,359           62,989           61,102           45,238
Income taxes                                           23,839           24,742           22,669           21,892           16,678
---------------------------------------------------------------------------------------------------------------------------------
Net earnings                                        $  41,983           41,617           40,320           39,210           28,560
=================================================================================================================================
Earnings per share

Basic                                               $    1.28             1.12              .95              .83              .55
Diluted                                                  1.27             1.10              .94              .82              .55
=================================================================================================================================
Weighted-average shares

Basic                                                  32,797           37,253           42,227           47,335           51,477
Diluted                                                33,095           37,874           42,881           47,761           51,810
=================================================================================================================================

SELECTED OTHER CONSOLIDATED DATA

Working capital deficit                             $ (31,632)         (30,866)        (111,666)         (52,763)         (64,634)
Current ratio                                           0.3/1            0.3/1            0.1/1            0.2/1            0.2/1
Cash provided by operations                         $  79,420           74,780           73,036           64,624           68,875
Property and equipment additions                       58,369           53,198           43,682           47,456           89,769
Total assets                                          556,061          525,827          509,393          495,554          477,626
Long-term debt                                        192,000          172,375           81,374           93,000           93,000
Total current and long-term debt                      192,000          172,375          165,400          121,300          128,300
Purchase of common stock                               43,758           41,315           80,549           18,151           38,151
Shareholders' equity                                  282,429          283,393          280,372          317,061          293,976
Company-owned restaurants open at end of year             301              289              280              270              261
=================================================================================================================================

(a)      Indicates a 53-week period

                        RYAN'S FAMILY STEAK HOUSES, INC.


                      CONSOLIDATED STATEMENTS OF EARNINGS


                                                                      Year Ended
                                                ---------------------------------------------------------
                                                January 3,            December 29,          December 30,
(In thousands, except earnings per share)         2001                   1999                  1998
--------------------------------------------------------------------------------------------------------

Restaurant sales                                $ 704,624               664,681               637,003
--------------------------------------------------------------------------------------------------------
Operating expenses

Food and beverage                                 263,799               254,052               248,903
Payroll and benefits                              212,108               196,847               186,565
Depreciation                                       27,668                26,456                25,317
Other operating expenses                           90,051                82,823                79,838
--------------------------------------------------------------------------------------------------------
Total operating expenses                          593,626               560,178               540,623
--------------------------------------------------------------------------------------------------------
General and administrative expenses                34,855                33,191                29,670
Interest expense                                   13,905                 7,986                 6,802
Revenues from franchised restaurants               (1,171)               (1,167)               (1,143)
Other income, net                                  (2,413)               (1,866)               (1,938)
--------------------------------------------------------------------------------------------------------
Earnings before income taxes                       65,822                66,359                62,989
Income taxes                                       23,839                24,742                22,669
--------------------------------------------------------------------------------------------------------
Net earnings                                    $  41,983                41,617                40,320
========================================================================================================
Earnings per share

Basic                                           $    1.28                  1.12                   .95
Diluted                                              1.27                  1.10                   .94
========================================================================================================
Weighted-average shares

Basic                                              32,797                37,253                42,227
Diluted                                            33,095                37,874                42,881
========================================================================================================

See accompanying notes to consolidated financial statements.

                        RYAN'S FAMILY STEAK HOUSES, INC.


                          CONSOLIDATED BALANCE SHEETS


                                                                                      January 3,         December 29,
(In thousands)                                                                          2001                1999
---------------------------------------------------------------------------------------------------------------------
Assets
Current assets
Cash and cash equivalents                                                              $  2,098                 642
Receivables                                                                               3,631               3,027
Inventories                                                                               5,085               4,663
Deferred income taxes                                                                     4,806               4,342
Other current assets                                                                        820                 500
---------------------------------------------------------------------------------------------------------------------
Total current assets                                                                     16,440              13,174
---------------------------------------------------------------------------------------------------------------------
Property and equipment
Land and improvements                                                                   126,362             119,950
Buildings                                                                               358,415             333,337
Equipment                                                                               193,013             177,857
Construction in progress                                                                 37,054              35,074
---------------------------------------------------------------------------------------------------------------------
                                                                                        714,844             666,218
Less accumulated depreciation                                                           182,379             157,439
---------------------------------------------------------------------------------------------------------------------
Net property and equipment                                                              532,465             508,779
---------------------------------------------------------------------------------------------------------------------
Other assets                                                                              7,156               3,874
---------------------------------------------------------------------------------------------------------------------
Total assets                                                                           $556,061             525,827
=====================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable                                                                         11,003              11,891
Income taxes payable                                                                      3,263               2,997
Accrued liabilities                                                                      33,806              29,152
---------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                48,072              44,040
---------------------------------------------------------------------------------------------------------------------
Long-term debt                                                                          192,000             172,375
Deferred income taxes                                                                    30,628              24,735
Other long-term liabilities                                                               2,932               1,284
---------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                       273,632             242,434
---------------------------------------------------------------------------------------------------------------------
Shareholders' equity

Common stock of $1.00 par value; authorized 100,000,000 shares;
 issued 31,192,000 shares in 2000 and 35,855,000 shares in 1999                          31,192              35,855
Additional paid-in capital                                                                   89                 703
Retained earnings                                                                       251,148             246,835
---------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                              282,429             283,393
---------------------------------------------------------------------------------------------------------------------
Commitments
---------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                             $556,061             525,827
=====================================================================================================================

See accompanying notes to consolidated financial statements.

                       RYAN'S FAMILY STEAK HOUSES, INC.


                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                      Year Ended
                                                                 --------------------------------------------------
                                                                 January 3,           December 29,     December 30,
(In thousands)                                                     2001                  1999              1998
-------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities
Net earnings                                                      $ 41,983               41,617              40,320
Adjustments to reconcile net earnings to net cash
  provided by operating activities:
   Depreciation and amortization                                    29,403               28,299              28,947
   Gain on sale of property and equipment                             (132)                (197)                (51)
   Decrease (increase) in:
      Receivables                                                     (604)                (352)                 81
      Inventories                                                     (422)                (336)                (33)
      Other current assets                                            (320)                  46              (1,721)
      Other assets                                                  (1,597)                (704)               (253)
   Increase (decrease) in:
      Accounts payable                                                (888)               5,080              (2,519)
      Income taxes payable                                             266                 (762)              3,159
      Accrued liabilities                                            4,654                 (291)              3,809
      Deferred income taxes                                          5,429                2,084               1,297
      Other long-term liabilities                                    1,648                  296                  --
-------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                           79,420               74,780              73,036
-------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities
Proceeds from sale of property and equipment                         5,292                9,179               4,768
Capital expenditures                                               (58,369)             (53,198)            (43,682)
-------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                              (53,077)             (44,019)            (38,914)
-------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities
Net proceeds from (repayment of) notes payable                     (91,000)              18,600              44,100
Repayment of long-term debt                                        (81,375)             (11,625)                 --
Proceeds from issuance of senior notes                              75,000                   --                  --
Net proceeds from revolving credit facility                        117,000                   --                  --
Debt issuance costs                                                 (1,565)                  --                  --
Proceeds from issuance of common stock                                 811                2,719               3,540
Purchase of common stock                                           (43,758)             (41,315)            (80,549)
-------------------------------------------------------------------------------------------------------------------
Net cash used in financing activities                              (24,887)             (31,621)            (32,909)
-------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                 1,456                 (860)              1,213
Cash and cash equivalents--beginning of period                         642                1,502                 289
-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents--end of period                          $  2,098                  642               1,502
===================================================================================================================
Supplemental disclosure
Cash paid during the year for:
  Interest, net of amount capitalized                             $ 11,125                8,647               6,229
  Income taxes                                                      18,681               22,851              17,583
===================================================================================================================

See accompanying notes to consolidated financial statements.

                       RYAN'S FAMILY STEAK HOUSES, INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1.  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Ryan's Family Steak Houses, Inc. operates a chain of 301 Company-owned and 23 franchised (as of January 3, 2001) restaurants located principally in the southern and midwestern United States. The Company was organized in 1977, opened its first restaurant in 1978 and completed its initial public offering in 1982.

CONSOLIDATION The consolidated financial statements include the financial statements of Ryan's Family Steak Houses, Inc. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

FISCAL YEAR The Company's fiscal year ends on the Wednesday nearest December 31, resulting in years of either 52 or 53 weeks. The year ended January 3, 2001 comprises 53 weeks, and the years ended December 29, 1999 and December 30, 1998 each comprise 52 weeks.

CASH AND CASH EQUIVALENTS Cash and cash equivalents include cash and short-term investments with initial maturities of three months or less that are stated at cost plus accrued interest which approximates market value.

INVENTORIES Inventories consist of menu ingredients and restaurant supplies and are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

OTHER CURRENT ASSETS Other current assets consist of prepaid expenses. Prior to December 30, 1998, other current assets also included unamortized pre-opening costs, which represented certain costs, including team member training, that were incurred before a restaurant was opened. These costs were capitalized when incurred and then expensed over the first 52 weeks of the restaurant's operations. At December 30, 1998, the Company adopted the provisions of the American Institute of Certified Public Accountants' Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities". SOP 98-5 requires pre-opening costs to be expensed as incurred. Accordingly, all unamortized pre-opening costs at December 30, 1998, amounting to $790,000, were charged to 1998 other operating expenses in the accompanying consolidated financial statements.

PROPERTY AND EQUIPMENT Property and equipment are stated at cost. Depreciation is calculated principally on the straight-line method over the following estimated useful lives: buildings and land improvements -- 25 to 39 years and equipment -- 3 to 10 years. Buildings and land improvements on leased property are amortized straight-line over the shorter of the expected lease term or estimated useful life of the asset.

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of", the Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If an asset is considered to be impaired, an impairment loss is recognized equal to the amount by which the carrying amount of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

OTHER ASSETS Other assets consist principally of the cash surrender values of officer life insurance policies, unamortized debt issuance costs, a long-term prepayment of land rent and other long-term receivables.

DERIVATIVE FINANCIAL INSTRUMENTS The Company uses derivative financial instruments to reduce its exposure to interest rate fluctuations. The Company does not enter into financial instrument agreements for trading or speculative purposes. Amounts currently due to or from interest rate swap counterparties are recorded in interest expense in the period in which they accrue. The premiums paid to purchase other interest rate agreements, such as caps or collars, are included in other assets and are amortized to interest expense over the shorter of the term of the interest rate agreement or the life of the underlying debt instrument. There were no financial instrument agreements outstanding as of January 3, 2001.

FRANCHISE REVENUES The Company grants franchises to operators who in turn pay initial fees and royalties for each restaurant. The initial franchise fee is recorded as income when each restaurant commences operations. Franchise royalties, which are based on a percentage of monthly sales, are recognized as income on the accrual basis. In the event that a franchisee experiences payment difficulties or, in management's opinion, may be susceptible to such difficulties, franchise royalties may be recognized as income on the cash basis.

INCOME TAXES Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

STOCK OPTIONS As allowed by SFAS No. 123, "Accounting for Stock-Based Compensation", the Company accounts for its stock option plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. The additional pro forma disclosure required by SFAS No. 123 can be found in Note 9.

EARNINGS PER SHARE Basic earnings per share ("EPS") excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities of other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Common equivalent shares are represented by shares under option.

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS Certain prior year amounts in the accompanying consolidated financial statements have been reclassified to conform to the 2000 presentation.

                       RYAN'S FAMILY STEAK HOUSES, INC.


NOTE 2.  INCOME TAXES

Income tax expense for the years ended January 3, 2001, December 29, 1999 and December 30, 1998 consists of:


                                      ------------------------------------------------------------
(In thousands)                          2000                      1999                       1998
--------------------------------------------------------------------------------------------------

Current
U.S. Federal                          $16,901                     20,568                    20,267
State and local                         1,508                      2,090                     1,105
--------------------------------------------------------------------------------------------------
Total current                          18,409                     22,658                    21,372
--------------------------------------------------------------------------------------------------
Deferred
U.S. Federal                            5,004                      1,420                     1,342
State and local                           426                        664                       (45)
--------------------------------------------------------------------------------------------------
Total deferred                          5,430                      2,084                     1,297
--------------------------------------------------------------------------------------------------
Total income taxes                    $23,839                     24,742                    22,669
==================================================================================================

Income taxes differ from the amounts computed by applying the U.S. Federal statutory corporate rate of 35 percent to earnings before income taxes as follows:


                                                                          ---------------------------------------------------
(In thousands)                                                              2000                 1999                  1998
-----------------------------------------------------------------------------------------------------------------------------

Tax at Federal statutory rate                                             $23,038                23,226                22,046
Increase (decrease) in taxes due to:
  State income taxes, net of Federal income tax benefit                     1,257                 1,790                   689
  Other                                                                      (456)                 (274)                  (66)
-----------------------------------------------------------------------------------------------------------------------------
Total income taxes                                                        $23,839                24,742                22,669
=============================================================================================================================

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at January 3, 2001 and December 29, 1999 are presented in the following table:


                                                                      -------------------------------------
(In thousands)                                                            2000                        1999
-----------------------------------------------------------------------------------------------------------

Deferred tax assets
Self-insurance reserves                                               $  4,161                        3,563
Deferred compensation                                                    1,259                          290
Other                                                                      643                          777
-----------------------------------------------------------------------------------------------------------
Total gross deferred tax assets                                          6,063                        4,630
-----------------------------------------------------------------------------------------------------------
Less valuation allowance                                                    --                           --
-----------------------------------------------------------------------------------------------------------
Net deferred tax assets                                                  6,063                        4,630
-----------------------------------------------------------------------------------------------------------
Deferred tax liabilities
Building and equipment                                                 (31,765)                     (24,902)
Other                                                                     (120)                        (121)
-----------------------------------------------------------------------------------------------------------
Total gross deferred tax liabilities                                   (31,885)                     (25,023)
-----------------------------------------------------------------------------------------------------------
Net deferred taxes                                                    $(25,822)                     (20,393)
===========================================================================================================

The Company did not establish a valuation allowance for deferred tax assets as of January 3, 2001 or December 29, 1999. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment and, accordingly, believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the benefits of these deductible differences at January 3, 2001.

                        RYAN'S FAMILY STEAK HOUSES, INC.


NOTE 3. LONG-TERM DEBT

Long-term debt at January 3, 2001 and December 29, 1999 consists of the following:


                                                                                                             (In thousands)
                                                                                                        -----------------------
                                                                                                         2000             1999
-------------------------------------------------------------------------------------------------------------------------------

Revolving credit facility with banks due January 2005, with weighted average interest of 7.61% at January 3, 2001; secured by the common stock of the Company's
   wholly-owned subsidiaries                                                                            $117,000             --
Senior notes payable bearing interest at 9.02%; payable in annual installments of $18,750,000 commencing January 2005, final installment due January 2008; secured by the common stock
   of the Company's wholly-owned subsidiaries                                                             75,000             --
Term loan agreement with banks; repaid in January 2000                                                        --         81,375
Notes payable to banks; repaid in January 2000                                                                --         91,000
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                         192,000        172,375
Less current installments                                                                                     --             --
-------------------------------------------------------------------------------------------------------------------------------
Total long-term debt                                                                                    $192,000        172,375
===============================================================================================================================

On January 28, 2000, the Company closed on two loan transactions that refinanced all outstanding debt balances and added to the Company's credit availability. The first transaction involved a $200 million revolving credit facility due in 2005, bearing interest at various floating interest rates plus a variable spread that ranges from 0.875% to 1.625%. Interest is paid at least quarterly and is generally based on the London Interbank Offered Rate. Unused fees ranging from 0.225% to 0.375% of the average unused portion of the facility are also paid quarterly. The variable spread and the unused fee rate amounted to 1.375% and 0.325%, respectively, at January 3, 2001. Both percentages are based on the ratio of funded debt to EBITDA and are reviewed quarterly. The second transaction involved the private placement of $75 million of senior notes due in 2008 with principal payments commencing in 2005. Interest accrues at a fixed rate of 9.02% and is paid semiannually. Both loans are secured by the stock of the Company's wholly-owned subsidiaries.

The revolving credit facility also includes a $20 million subfacility for letters of credit of which approximately $8.2 million was outstanding at January 3, 2001. The Company uses letters of credit principally for self-insurance purposes.

The loan agreements contain minimum net worth requirements and maximum leverage ratios as well as restrictions on future stock repurchase, dividends, capital expenditures, investments and sales of assets. As of January 3, 2001, the Company exceeded the most restrictive minimum net worth requirement in the agreements by $43.8 million.

The aggregate amount of installments due on long-term debt for each of the five years subsequent to January 3, 2001 are as follows: $0 in 2001; $0 in 2002; $0 in 2003; $0 in 2004; and $135.8 million in 2005.

The fair value of all long-term debt, except for the 9.02% senior notes, approximates its carrying amount as of January 3, 2001 and December 29, 1999 due to the variable interest rate provisions of the various debt instruments. Based on the borrowing rates available to the Company for notes with similar terms and average maturities, the fair value of the 9.02% senior notes is approximately $76,400,000 at January 3, 2001.

NOTE 4. INTEREST COST

The Company capitalizes interest cost as a component of the cost of new restaurant construction. A summary of interest cost incurred follows:


                                                                        -------------------------------------------
(In thousands)                                                             2000              1999             1998
-------------------------------------------------------------------------------------------------------------------

Interest cost capitalized                                               $  2,972            2,055             2,093
Interest cost charged to income                                           13,905            7,986             6,802
-------------------------------------------------------------------------------------------------------------------
Total interest cost incurred                                            $ 16,877           10,041             8,895
===================================================================================================================

NOTE 5. LEASES

The Company has several noncancelable operating land leases for restaurant sites with initial terms that expire over the next 1 to 11 years. These leases contain renewal options for periods ranging from 3 to 30 years and require the Company to pay all executory costs such as property taxes, utilities and insurance. Rental payments are based on contractual amounts as set forth in the lease agreements and do not include any contingent rentals. The Company also leases dishwashing equipment at certain restaurants under agreements with five-year terms that are cancelable by the Company after the first 12 months. Total rental expense for operating leases amounted to $1,605,000 in 2000, $1,277,000 in 1999 and $1,062,000 in 1998.

                       RYAN'S FAMILY STEAK HOUSES, INC.

Future lease payments under the noncancelable operating leases as of January 3, 2001, are:


(In thousands)
------------------------------------------------------------------------------

Year End
2001                                                                    $  840
2002                                                                       819
2003                                                                       714
2004                                                                       653
2005                                                                       644
Later years, through 2011                                                1,967
------------------------------------------------------------------------------
Future lease payments                                                   $5,637
==============================================================================


NOTE 6. ACCRUED LIABILITIES

Accrued liabilities consist of the following:


                                                                        -------------------------
(In thousands)                                                             2000             1999
-------------------------------------------------------------------------------------------------

Self-insurance accruals                                                 $ 11,050            9,010
Accrued taxes (other than income)                                          7,793            7,442
Accrued compensation                                                       6,641            6,725
Accrued interest                                                           3,166              708
Outstanding gift certificates                                              2,052            2,132
Deferred product allowances                                                1,037            1,045
Other accrued expenses                                                     2,067            2,090
-------------------------------------------------------------------------------------------------
Total accrued liabilities                                               $ 33,806           29,152
=================================================================================================


NOTE 7. SHAREHOLDERS' EQUITY

The components of shareholders' equity are as follows:


                                                                       --------------------------------------------
                                                                       $1 Par Value      Additional        Retained
(In thousands)                                                         Common Stock    Paid-In Capital     Earnings
-------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1997                                           $ 46,978              457           269,626
-------------------------------------------------------------------------------------------------------------------
Net earnings                                                                  --               --            40,320
Net issuance of common stock under Stock Option Plans                        462            2,418                --
Tax benefit from exercise of nonqualified stock options                       --              660                --
Purchases of common stock                                                 (8,282)          (2,261)          (70,006)
-------------------------------------------------------------------------------------------------------------------
Balances at December 30, 1998                                             39,158            1,274           239,940
-------------------------------------------------------------------------------------------------------------------
Net earnings                                                                  --               --            41,617
Issuance of common stock under Stock Option Plans                            308            1,842                --
Tax benefit from exercise of nonqualified stock options                       --              569                --
Purchases of common stock                                                 (3,611)          (2,982)          (34,722)
-------------------------------------------------------------------------------------------------------------------
Balances at December 29, 1999                                             35,855              703           246,835
-------------------------------------------------------------------------------------------------------------------
Net earnings                                                                  --               --            41,983
Issuance of common stock under Stock Option Plans                            112              610                --
Tax benefit from exercise of nonqualified stock options                       --               89                --
Purchases of common stock                                                 (4,775)          (1,313)          (37,670)
-------------------------------------------------------------------------------------------------------------------
Balances at January 3, 2001                                             $ 31,192               89           251,148
===================================================================================================================

On January 26, 1995, the Board of Directors adopted a Shareholder Rights Agreement (the "Agreement") and declared a dividend of one Common Stock Purchase Right (a "Right") for each outstanding share of common stock to shareholders of record on February 10, 1995. Such Rights only become exercisable ten business days after (i) a public announcement that a person or group, except for certain exempt persons specified in the Agreement, (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the Company's common stock; or (ii) a person or group commences or publicly announces its intention to commence a tender or exchange offer for an amount of the Company's common stock that would result in the ownership by such person or group of 15% or more of the common stock.

                       RYAN'S FAMILY STEAK HOUSES, INC.


Each Right may initially be exercised to acquire a one-half share of the Company's common stock at an exercise price of $25, subject to adjustment. Thereafter, upon the occurrence of certain events specified in the Agreement (for example, if the Company is the surviving corporation of a merger with an Acquiring Person), the Rights entitle holders other than the Acquiring Person to acquire upon exercise common stock having a market value of twice the exercise price of the Rights. Alternatively, upon the occurrence of certain other events specified in the Agreement (for example, if the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation), the Rights would entitle holders other than the Acquiring Person to acquire upon exercise common stock of the acquiring company having a market value of twice the exercise price of the Rights.

The Rights may be redeemed by the Company at a redemption price of $.001 per Right at any time prior to the tenth business day following public announcement that a 15% position has been acquired and before the final expiration date of the Rights. After the redemption period has expired, the Company's right of redemption may be reinstalled under certain circumstances outlined in the Agreement. The Rights will expire on February 10, 2005.

The Company's Board of Directors has authorized the repurchase of up to 30 million shares of the Company's common stock through December 2002. At January 3, 2001, approximately 23.6 million shares had been purchased at an aggregate cost of $221.9 million since the beginning of the program in March 1996. Future repurchase transactions will be made from time to time on the open market or in privately negotiated transactions in accordance with applicable securities regulations, depending on market conditions, share price and other factors.

NOTE 8. TEAM MEMBER RETIREMENT PLANS

The Company maintains a defined contribution retirement plan, which covers all team members who have at least one year of service and have attained 21 years of age. Participating team members may contribute from 1% to 15% of their compensation to the plan with the first 6% of compensation matched by the Company at a 40% rate. The Company's match for participants with 20 or more years of service increases to 100%. All plan assets are invested in a nationally recognized family of mutual funds. Retirement plan expense, including administrative costs, amounted to $1,320,000 in 2000, $1,103,000 in 1999 and $1,280,000 in 1998.

In 1999 the Company implemented a nonqualified deferred compensation plan that provides benefits payable to officers and certain key executives or their designated beneficiaries at specified future dates or upon the termination of employment or death. Participants in the plan have the opportunity to (i) defer up to 100% of their compensation in excess of the Social Security wage base and
(ii) receive a matching contribution comparable to the Company's defined contribution retirement plan without the restrictions and limitations in the Internal Revenue Code. Participant deferrals and the Company's match are deposited each month in Company-owned insurance contracts that give each participant the opportunity to select various investment options. The return on these underlying investments determines the amount of earnings credit. The Company has the right to amend or terminate the plan. The amount of expense related to the deferred compensation plan amounted to $381,000 in 2000 and $93,000 in 1999.

NOTE 9. STOCK OPTION PLAN

In 1998, the Company's shareholders approved a stock option plan ("Plan") pursuant to which the Company's Board of Directors may grant options to officers and team members. The Plan authorized grants of options to purchase up to 3,000,000 shares of authorized but unissued common stock. Under the terms of the Plan, which expires in 2007, a committee of non-employee directors has the authority to determine the eligibility, tax treatment, term, vesting schedule and exercise price. However, the Plan states that the exercise price of the option cannot be less than the fair market value, based on the closing market price, of the Company's common stock on the day of the grant. Historically, the Company has always granted options at fair market value on the day of grant, used various vesting schedules, and set expiration dates generally ten years from the date of grant. At January 3, 2001, there were also outstanding options granted under predecessor stock option plans.

At January 3, 2001, there were 1,213,000 additional shares available for grant under the Plan and a predecessor plan. The per share weighted-average fair values of stock options issued during 2000, 1999 and 1998 were $2.84, $3.80 and $3.38, respectively. The fair value of each option grant was estimated using the Black-Scholes option-pricing model based on the following weighted-average assumptions:


                                                                           ----------------------------------------
                                                                           2000             1999              1998
-------------------------------------------------------------------------------------------------------------------

Risk-free interest rate                                                      5.8%             6.2               4.9
Expected life (years)                                                        5.1              5.1               5.1
Expected volatility                                                          .29              .28               .31
Expected dividend yield                                                        0%               0                 0
===================================================================================================================

The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated on the following table:

                        RYAN'S FAMILY STEAK HOUSES, INC.


                                                --------------------------------------
(In thousands, except earnings per share)          2000           1999           1998
--------------------------------------------------------------------------------------
Net earnings
As reported                                     $ 41,983         41,617         40,320
Pro forma                                         40,805         40,341         39,119
Earnings per share
 Basic:
  As reported                                   $   1.28           1.12            .95
  Pro forma                                         1.24           1.08            .93
 Diluted:
  As reported                                       1.27           1.10            .94
  Pro forma                                         1.23           1.07            .91
======================================================================================

Pro forma net earnings and earnings per share reflect only options granted after December 28, 1994. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma amounts presented above because compensation cost is reflected over the options' vesting period and compensation cost for options granted prior to December 29, 1994 is not considered.

A summary of the status of the Company's current and predecessor stock option plans as of January 3, 2001, December 29, 1999 and December 30, 1998 and changes during the years ended on those dates is presented below:

                                               2000                            1999                            1998
                                      ----------------------------------------------------------------------------------------------
                                                  Weighted-Average                 Weighted-Average                 Weighted-Average
(Shares in thousands)                 Shares       Exercise Price       Shares      Exercise Price       Shares      Exercise Price
------------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year       3,438           $ 8.88           3,198           $ 8.37           2,351           $ 7.41
Granted                                  792             7.66             783            10.24           1,503             9.34
Exercised                               (119)            6.16            (307)            6.96            (465)            6.99
Forfeited                               (402)            9.13            (236)            8.99            (191)            7.77
                                      ------                           ------                           ------
Outstanding at end of year             3,709             8.67           3,438             8.88           3,198             8.37
====================================================================================================================================
Exercisable at year-end                2,488                            2,089                            1,858
====================================================================================================================================

The following table summarizes information about stock options outstanding at January 3, 2001:

(Shares in thousands)                          Options Outstanding                                    Options Exercisable
------------------------------------------------------------------------------------------------------------------------------------
                                                                 Weighted-Average
                                                    --------------------------------------
   Range of                  Number Outstanding         Remaining                             Number Exercisable    Weighted-Average
Exercise Prices                  at 1/3/01          Contractual Life        Exercise Price         at 1/3/01         Exercise Price
------------------------------------------------------------------------------------------------------------------------------------
    $6 to $8                       2,084               7.0 years               $ 7.38                1,372               $ 7.28
    $8 to $9                         208               3.1                       8.24                  208                 8.24
   $10 to $11                        838               7.1                      10.18                  508                10.21
   $11 to $14                        579               7.8                      11.30                  400                11.35
====================================================================================================================================
    $6 to $14                      3,709               7.0                     $ 8.67                2,488               $ 8.61
====================================================================================================================================

NOTE 10.  Earnings Per Share

Basic and diluted earnings per share ("EPS") are calculated as follows:

                                                                               ----------------------------------------------------
(In thousands, except earnings per share)                                        2000                   1999                  1998
-----------------------------------------------------------------------------------------------------------------------------------
Numerator--net earnings                                      a                 $ 41,983                41,617                40,320
-----------------------------------------------------------------------------------------------------------------------------------
Denominator
Weighted-average common shares                               b                   32,797                37,253                42,227
Stock options                                                                       298                   621                   654
-----------------------------------------------------------------------------------------------------------------------------------
Adjusted weighted-average common shares                      c                   33,095                37,874                42,881
-----------------------------------------------------------------------------------------------------------------------------------
Basic EPS                                                   a/b                $   1.28                  1.12                   .95
Diluted EPS                                                 a/c                    1.27                  1.10                   .94
===================================================================================================================================

                        RYAN'S FAMILY STEAK HOUSES, INC.


NOTE 11.  Quarterly Consolidated Financial Data (Unaudited)

Quarterly consolidated financial results for 2000 and 1999 are summarized as follows:

                                                                          Quarter
                                                ---------------------------------------------------------
(In thousands, except earnings per share)         First           Second          Third           Fourth        Total Year
--------------------------------------------------------------------------------------------------------------------------
2000 (a)
Restaurant sales                                $ 168,272         180,960         177,797         177,595         704,624
Restaurant operating profit (b)                    26,198          30,772          27,116          26,912         110,998
Net earnings                                       10,098          11,937           9,877          10,071          41,983
Earnings per share:
 Basic                                          $    0.29            0.37            0.31            0.32            1.28
 Diluted                                             0.29            0.36            0.31            0.32            1.27
==========================================================================================================================
1999 (a)
Restaurant sales                                $ 159,579         174,248         170,478         160,376         664,681
Restaurant operating profit (b)                    24,395          29,178          26,469          24,461         104,503
Net earnings                                       10,221          11,257          10,872           9,267          41,617
Earnings per share:
 Basic                                          $     .26             .30             .30             .26            1.12
 Diluted                                              .26             .29             .29             .26            1.10
==========================================================================================================================

(a) Fiscal 2000 consisted of 53 weeks, while fiscal 1999 was a 52-week period.
(b) Restaurant sales less operating expenses. Operating expenses are comprised of costs and expenses associated directly with or allocated to products sold at the Company's restaurants.

NOTE 12.  Disclosures About the Fair Value of Financial Instruments

The Company's significant financial instruments are cash and cash equivalents, receivables, notes payable, accounts payable, accrued liabilities and long-term debt. Except for long-term debt, the fair values of these financial instruments approximate their carrying values due to their short maturities. The fair value of the long-term debt is discussed in note 3.



                          INDEPENDENT AUDITOR'S REPORT


The Board of Directors and Shareholders
Ryan's Family Steak Houses, Inc.:


We have audited the accompanying consolidated balance sheets of Ryan's Family Steak Houses, Inc. and subsidiaries as of January 3, 2001 and December 29, 1999, and the related consolidated statements of earnings and cash flows for each of the years in the three-year period ended January 3, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ryan's Family Steak Houses, Inc. and subsidiaries at January 3, 2001 and December 29, 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended January 3, 2001, in conformity with accounting principles generally accepted in the United States of America.



Greenville, South Carolina                                KPMG LLP
January 31, 2001

                        RYAN'S FAMILY STEAK HOUSES, INC.


                                   DIRECTORS


CHARLES D. WAY                 JAMES D. COCKMAN                 BARRY L. EDWARDS                 BRIAN S. MACKENZIE
Chairman, President &          Investor                         Executive Vice President         Chief Operating Officer
Chief Executive Officer                                         and Chief Financial Officer      Samling Strategic Corporation
                                                                F.Y.I., Incorporated             SDN BHD
                                                                                                 Chief Executive Officer
G. EDWIN MCCRANIE              HAROLD K. ROBERTS, JR.           JAMES M. SHOEMAKER, JR.          Paper Space, Inc.
Executive Vice President       President &                      Member
                               Chief Executive Officer          Wyche, Burgess, Freeman &
                               Statewide Title, Inc.            Parham, P.A.


                                    OFFICERS



              [PHOTO]                          [PHOTO]                           [PHOTO]                         [PHOTO]

            CHARLES D. WAY                G. EDWIN MCCRANIE                FRED T. GRANT, JR.                 ALAN E. SHAW
       Chairman, President and         Executive Vice President        Sr. Vice President-Finance          Sr. Vice President-
       Chief Executive Officer                                         and Chief Financial Officer               Operations


              [PHOTO]                          [PHOTO]                           [PHOTO]                         [PHOTO]

           JANET J. GLEITZ                 MORGAN A. GRAHAM                   JAMES R. HART                  ILENE T. TURBOW
         Corporate Secretary               Vice President-                   Vice President-            Vice President-Marketing
                                             Construction                    Human Resources


        [PHOTO]                   [PHOTO]                   [PHOTO]                   [PHOTO]                   [PHOTO]

   WILLIAM R. DALTON         RICHARD B. ERWIN         PHILIP J. FRANKLIN         MICHAEL RICK KIRK        WILLIAM J. O'BRIEN
Regional Vice President   Regional Vice President   Regional Vice President   Regional Vice President   Regional Vice President

                             OUR MISSION STATEMENT

     To be an innovative, profitable, growth company, committed to customer satisfaction by always providing high quality food at affordable prices with friendly service in clean and pleasant surroundings.

 WE STRIVE -- To put people first -- customers and team members. -- To attract and maintain a strong team of individuals recognized as standouts in each area of focus. -- To promote safety, responsibility and a high level of ethics in our workplace. -- To be environmentally aware and work to preserve our natural resources. -- To utilize materials and services that provide the best cost/value ratio without sacrificing quality. -- To enhance long-term shareholder wealth.

                             CORPORATE INFORMATION

                                EXECUTIVE OFFICES

                        Ryan's Family Steak Houses, Inc.
                          405 Lancaster Avenue (29650)
                               Post Office Box 100
                           Greer, South Carolina 29652
                                 (864) 879-1000

                                 GENERAL COUNSEL

                     Wyche, Burgess, Freeman & Parham, P.A.
                           Greenville, South Carolina

                                 TRANSFER AGENT

                                    EQUISERVE
                                  P.O. Box 8218
                        Boston, Massachusetts 02266-8218
                                 (800) 633-4236

                              INDEPENDENT AUDITORS

                                     KPMG LLP
                           Greenville, South Carolina

                                    FORM 10-K

                      A copy of the Company's annual report
                   on Form 10-K for fiscal 2000, as filed with
                     the Securities and Exchange Commission,
                    may be obtained without charge by writing
                   to the Corporate Secretary at the executive
                             offices of the Company.

                                 ANNUAL MEETING

                     The annual meeting will be held at the
                    Greenville/Spartanburg Airport Marriott,
                    Greenville, South Carolina, on Wednesday,
                 May 2, 2001 at 11:00 a.m. All shareholders are
                          cordially invited to attend.

                                COMMON STOCK DATA

                      The Company's common stock trades on
                  The Nasdaq Stock Market(R) under the symbol
                        RYAN. The Company has never paid
                     cash dividends on its common stock and
                    does not expect to pay such dividends in
                             the foreseeable future.

                               QUARTERLY FINANCIAL
                                   INFORMATION
                             AND OTHER NEWS RELEASES

                   In order to provide Ryan's shareholders and
                 prospective investors with timely and accurate
                  information, quarterly financial information
                   and other news releases can be obtained on
                        the internet at www.ryansinc.com.

                          MARKET PRICE OF COMMON STOCK

                                   2000
                   -----------------------------------
                   Quarter            High        Low
                   -----------------------------------
                   First             $ 9.94       8.19
                   Second             10.38       8.19
                   Third              10.06       7.28
                   Fourth             10.00       7.38

                                   1999
                   -----------------------------------
                   Quarter            High        Low
                   -----------------------------------
                   First             $13.81      11.38
                   Second             12.56      10.25
                   Third              11.81       9.25
                   Fourth             10.47       8.19

    The closing price quotation of the Company's common stock on March 7, 2001 was $10.50 per share.

                                 [RYAN'S LOGO]

                          405 LANCASTER AVENUE (29650)
                               Post Office Box 100
                           Greer, South Carolina 29652
                                 (864) 879-1000













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